

A Letter From Our Founder...

NEW BRAND VISION

The new brand vision starts in the same place combining my biotech engineering education and work experience with my passion for animals. During my studies, I worked in tissue engineering of cartilage, building 3D in vitro models to avoid animal testing for drug screening.

Years later, when my beloved bulldog Tony started to suffer from early signs of arthritis I felt obligated to help him get back on his skateboard (his passion).

I developed what is now our breakthrough HappyAgain Collagen+ for Hip and Joint wellness, to help Tony skate again. I never wanted to get into the pet business, I only wanted to help as many dogs as possible. However, when family and friends started to see the same result, they encouraged me to take a new entrepreneurial step and commercialize the innovation.

So, in 2019, we launched www.happyagainpet.com to sell the Collagen+ nutrition essential directly to consumers and provide a subscription option. In August 2019, we aligned with Cesar Millan, the former "Dog Whisperer".   After our Collagen+ helped his aging dog Junior run again, he endorsed HappyAgain without reservation and helped us get additional retain distribution.

Our Collagen+ nutrition essential is Human grade, only active ingredients. The competition only uses anti-inflammatory ingredients, has many filler ingredients and does not focus on preventative measures. And so, this month, we have extended the Collagen+ product line to Young dogs (HappyStart) and Adult dogs (HappyDays) to help build & maintain healthy joints.

Since last August we have had over 2,000 unique customers with an average month over month growth of 151% and are doubling revenue every quarter.

As many of you know, the Pet Market will reach 96B this year, with more dogs than children in the USA, new products are trending up. With high spend and high purchase frequencies this market is becoming the VC's best friend. Humanisation is leading to more innovation and lots of movement on the M&A side.

However, we believe that there are two fundamental problems with the market. First, with humanization, pets are living longer but their Healthspan isn't because of the non-human grade quality products.

Second, without regulation pet marketing is the wild west of claims and assertions that no consumer can trust.

We see a clear white space to create, co-create and curate products proven and trusted to extend the Healthspan. We are creating products, but we are also curating, as we believe we are not the only innovative company and we co-create with the right partners. Be believe this objectivity, combined with education will make us the proven and trusted authority for caring pet owners.

But our belief goes way further than this, we believe that by increasing pet vitality will strengthen the precious HappyBond. We have made it our mission to prolong the Healthspan of our best friends with science proven ingredients and strengthen this incredible Bond between humans and pets.

Be The Pet Market Healthspan Authority

Anja Skodda



HAPPYBOND

Our Story



01.

In The Beginning, Anja
Didn't Plan On Getting
Into The Pet Business...
She Just Wanted To Help
Her Dog Tony



Tony hated to walk, so Anja got him a skateboard

In Germany where she lived, Anja would pull him along on walks and he'd often resist. However, every time he saw a skateboard he wanted to ride it. So one day Anja bought a skateboard for him to try, and he loved it. He wasn't the most skilled skateboarder at first but he rode everyday and became quite good. Until one day she noticed he was having shoulder pain and crying at night. She diagnosed it to be joint pain and created a collagen-building formula, from her tissue bioengineering research, that worked for her horses to help their arthritis. After she put it in Tony's food she noticed a day by day improvement. One week later he was skating again …. and that made them both happy again.

Our Expertise







Science

Diplom thesis in cartilage tissue engineering at Technische Universität,

Berlin / Chartité
Clinical research at Novartis AG in Protein
Bioengineering

Passion

Collagen+ for Dressage horses.

Cocktail with beauty benefits (ANTI EVERYTHING)

Tony Skateboarding Again

Business

Created, ran and sold Bullywood events company.

Launching ANTI EVERYTHING, , winning Grey Goose Challenge

Happy Again Pet

01

Increased Pet Lifespan Drives More Time And Money On Ailments, Diseases

02

Pet Marketing Is The Unregulated "Wild West" Of Claims And Assertions

The Consumer Problems

For Example ...







INGREDIENTS:

GROUND WHOLE GRAIN CORN, MEAT AND BONE MEAL (SOURCE OF CALCIUM), CORN GLUTEN MEAL, ANIMAL FAT (SOURCE OF OMEGA 6 FATTY ACIDS [PRESERVED WITH BHA & CITRIC ACID]), SOYBEAN MEAL, NATURAL FLAVOR, CHICKEN BY-PRODUCT MEAL, DRIED PLAIN BEET PULP, SALT, POTASSIUM CHLORIDE, BREWERS RICE, GROUND WHOLE GRAIN WHEAT, CHOLINE CHLORIDE, DRIED PEAS, DL-METHIONINE, ZINC SULFATE, CALCIUM CARBONATE, MONOCALCIUM PHOSPHATE, VITAMIN E SUPPLEMENT, L-TRYPTOPHAN, YELLOW 5, YELLOW 6, DRIED CARROTS, BLUE 2, RED 40, COPPER SULFATE, D-CALCIUM PANTOTHENATE [SOURCE OF VITAMIN B5], SODIUM SELENITE, NIACIN [VITAMIN B3], POTASSIUM IODIDE, RIBOFLAVIN SUPPLEMENT [VITAMIN B2], VITAMIN A SUPPLEMENT, VITAMIN B12 SUPPLEMENT, PYRIDOXINE HYDROCHLORIDE [VITAMIN B6], THIAMINE MONONITRATE [VITAMIN B1], VITAMIN D3 SUPPLEMENT, FOLIC ACID






Our Product

02.

HAPPYBOND


HAPPYBOND
My Account
BOND NOW
Essential Nutrients Shop
ESSENTIAL NUTRIENTS
TREATS
NECESSITIES
HAPPYBOND Nutrients For Your Dog's Whole Health
Dogs are: Family
So, help them keep healthy and happy for a lifetime.
SHOP NOW
LEARN MORE
Relationship Building
RELATIONSHIP BUILDING
OUT & ABOUT
JUST FUN

HAPPYBOND

Collagen+ Essential Nutrients For Joints & Hips

HAPPYSTART

for Youth


HAPPYSTART
Supports healthy hips & joints
COLLAGEN

Build

HAPPYDAYS

for Adults


3-7
HAPPYDAYS
Supports healthy hips & joints
COLLAGEN

Maintain

HAPPYAGAIN

for Seniors


7+
HAPPYAGAIN
Supports healthy hips & joints
COLLAGEN

Repair

Collagen+ Disrupts The Hip & Joint Market

	Anti Inflammatory	Builds, Maintains & Restores	Patented
HAPPYBOND Collagen+	✓	✓	Pending
Cosequin, Pet Honesty, Flexadin Advanced, Nupro, Nom Nom Now, Petlab Co.	✓	X	X

Our Marketing

03.



2020/21 **Marketing**

Brand

HAPPYBOND Campaigns
- **Brand awareness dairies**
- **Healthspan "Did you know"**
- **Product benefit ads**

Anja's Product Reviews

Cesar Millan Food launch

Product

New Launches

Dog Food & Elixirs Launch & Grooming Line

Partnerships & Co-Creation

Cesar Millan, "The Bondmaker"

Halle Berry rē•spin

Ziggy Marley











9.3M   **1M**   **1.5M**   **660K**

2021 **Scale and Audience**

Leverage the company's new whole-health approach to *establish* the **HAPPY**BOND brand among pet parents and drive full funnel growth.

Audience
- 80% female
- Age 28-65

Strategies



Gen X
Cesar Millan - Bondmaker
Vets/Insurance
Partnerships
Sampling
Content
Retargeting

Millennials
Halle Berry/ Ziggy Marley
Paid Media
Partnerships
Sampling
Content
Retargeting

Media Spend by Tactic



Online Video (40%)

Paid Social (30%)

Influencers (20%)

Sampling (10%)

Partnerships (10%)



Sales Channels

04.



DTC



The Breakthrough
Joint Formula
SO YOUR DOG'S FEELING SLUGGISH...

01

Recurring revenue for Essential Nutrients and Food

02

Co-created products from applied science brands

Retail Partners















LA DOGWORKS HOLLYWOOD

healthyspot.

NORDSTROM

POSH PAWS pet care

E-commerce

petco

amazon.com

chewy.com

Collagen+ Retail Metrics

2,561   **Total Unique Customers**

210%   **Growth 2020**

135%   **Growth Q1 vs Q2 2020**

463 %   **Growth H1 2019 vs H1 2020**

7:1   **Lifetime Value to Customer Acquisition Cost ratio**



Gross Sales

U.S. Pet Market



Total Pet Market

$96B 2020



More Pets Than Kids

In U.S., more households have pets (65%) than kids (45%).



Pet Medication Market

$13.2B 2020

Pet Market Opportunity



High Lifetime Value

High spend + high frequency



Humanization

Price inelastic constant innovation



Funding/M&A

Barkbox VC- 60M

Whistle Acq. - 100M

Blue Buffalo IPO - 1B

Chewy Acq. - 3.35B

HAPPYBOND



Our Business

The Trusted Pet Market Healthspan Authority





Create, Co-Create & Curate Products Proven To Increase The Healthspan



Share Knowledge & Set The Scientific Standard



Build the HappyBond through relationship training and shared experiences.





The
HAPPYBOND
Platform

Nutrition Shop

- Food
- Essential Nutrients
- Leckerli (Treats)

US Market Size
$43B

Healthspan Knowledge

- Nutrition
- Activity
- Psychology
- Physiology

Bonding Moments

- Relationship Building
- Out and About
- Just Fun !
  Dogstrology
  DogSkates

Product Road Map

Essential Nutrients

Collagen+



In Market

$6.3 billion

Treats



In Market

$6.7 billion

Wet Dog Food



Cesar Millan



Q1 2021

$29 billion

Vitamin Elixirs



Halle Berry



Q1 2021

$6.3 billion

Our Team



06.

Leadership Team









ANJASKODDA

CEO & FOUNDER

Scientist & serial
entrepreneur. Technical
University Berlin (TU)
Biotech Engineering

SEANHUNT

COO

20 years experience in
global consumer facing
brands and retailers

NANDO

CHIEF TASTING OFFICER

Mexican immigrant.
Extensive experience
fighting for food on the
streets of Tijuana.

BRETLEECE

CMO (INTERIM)

25 years in marketing, data,
media, analytics, technology.
Havas, Dentsu, ComScore,
IPG, AEG, Disney

Our Advisors

Marketing

Business



HENRYARLANDER

Managing Director & Head of
Innovation



KENDRABRACKEN-FURGUSON

Founder
Brain Trust



GEOFFEDWARDS

Creative Director
TBWA \ Media Arts Lab



VICTORIAMEHRAN

Associate at Expert Dojo



GARYMANSFIELD

Attorney, Founding Partner
Of Mansfield,Bronstein &
Stone



JIMELMS

Chief Engagement Officer
Barkley



SCOTTLAZERSON

Chief Combinator
Scott Lazerson



SHANEMCANDREWS

Chief Data Officer
MIndshare



TAMIHOLZMAN

Best Selling Author
"Investor, Advisor"



COLLINECKLES

Managing Partner
Natureza GP

Our Partners









Design

Impact-led creative
studio

Advertising

Paid, social, email, DTC
optimization

Manufacturing

Collagen+

Legal









Shipping

Fully integrated 3PL facility
in bi-coastal locations

Start-up Advisory

Full service startup
accelerator

Network & It

Hosting and Wordpress
Services

Amazon Optimization

Performance Agency

Key Metrics

07.



HAPPYBOND

Traction & Key Metrics



$16 — **Avg. Customer Digital Acquisition Cost**



$210 — **Six Month Lifetime Value (subscribers)**





10% — **Monthly Churn**

4.5x — **Total Paid Media ROI**

Potential Buyers

  

The Ask

$1.3m Authorized ($500k Raised)

$5m Cap - 20% Discount

2 Year term Convertible Note @ 5% Interest

Seeking Series A Lead - 2021

Use Of Funds



$300k Inventory Supply

$400k Marketing

$100k Operations



